UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                                 SUNSOURCE INC.
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                  867948101000
                                 (CUSIP Number)

                                 Jennifer Marre
                                    Secretary
                            Lehman Brothers Holdings Inc.
                      3 World Financial Center, 24th Floor
                               New York, NY 10285
                                  (212)526-1936
            (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                 March 19, 1998

             (Date of Event which required Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No.
867948101000

1)   Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Holdings Inc.
     13-3216325

2)   Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [X]
     (b)  [  ]


3)   SEC Use Only


4)   Source of Funds (see instructions)
     OO

5) Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(d) or 2(E)
   [ ]

6) Citizenship or Place of Organization
   Delaware

   Number of Shares Beneficially Owned by Each Reporting Person With:

7) Sole Voting Power
   524,106

8) Shared Voting Power
   -0-

9) Sole Dispositive Power
   524,106

10)Shared Dispositive Power
   -0-

11)Aggregate Amount Beneficially Owned by Each Reporting Person
   524,106

12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [ ]

13)  Percent of Class Represented by Amount in Row 9
     7.6%

14)  Type of Reporting Person
     HC/CO


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 19, 1998


LEHMAN BROTHERS HOLDINGS INC.
By:    /s/ Jennifer Marre
       ---------------------
Name:  Jennifer Marre
Title:  Vice President and
        Secretary

CUSIP No.
867948101000

1)   Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Inc.
     13-2518466

2)   Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [X]
     (b)  [  ]

3)   SEC Use Only

4)   Source of Funds (see instructions)
     OO

5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(E)
     [X]

6)  Citizenship or Place of Organization
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person With:

7)  Sole Voting Power
    524,106

8)  Shared Voting Power
    -0-

9)  Sole Dispositive Power
    524,106

10) Shared Dispositive Power
    -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    524,106

12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [ ]

13)  Percent of Class Represented by Amount in Row 9
     7.6%

14)  Type of Reporting Person
     BD/CO


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 19, 1998


LEHMAN BROTHERS INC.
By:    /s/ Jennifer Marre
       ---------------------
Name:  Jennifer Marre
Title:  Vice President and
        Secretary

CUSIP No.
867948101000

1)   Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     LB I Group Inc.
     13-2741778


2)   Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [X]
     (b)  [  ]


3)   SEC Use Only


4)   Source of Funds (see instructions)
     OO

5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)   Citizenship or Place of Organization
     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power
     -0-

8)   Shared Voting Power
     -0-

9)   Sole Dispositive Power
     -0-

10)  Shared Dispositive Power
     -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     -0-

12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [ ]

13)  Percent of Class Represented by Amount in Row 9
     0.0%

14)  Type of Reporting Person
     HC/CO



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 19, 1998


LB I GROUP INC.
By:    /s/ Jennifer Marre
       ---------------------
Name:  Jennifer Marre
Title:  Secretary

CUSIP No.
867948101000

1)   Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Capital Partners I

2)   Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [X]
     (b)  [  ]

3)   SEC Use Only

4)   Source of Funds (see instructions)
     OO

5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)   Citizenship or Place of Organization
     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power
     -0-

8)   Shared Voting Power
     -0-

9)   Sole Dispositive Power
     -0-

10)  Shared Dispositive Power
     -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     -0-

12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [ ]

13)  Percent of Class Represented by Amount in Row 9
     0.0%

14)  Type of Reporting Person
     LP


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 19, 1998


LEHMAN BROTHERS CAPITAL PARTNERS I
By:    /s/ Jennifer Marre
       ---------------------
Name:  Jennifer Marre
Title:  Authorized Signatory

CUSIP No.
867948101000

1)   Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman/SDI Inc.
     13-3386604

2)   Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [X]
     (b)  [  ]


3)   SEC Use Only


4)   Source of Funds (see instructions)
     OO

5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)   Citizenship or Place of Organization
     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power
     -0-

8)   Shared Voting Power
     -0-

9)   Sole Dispositive Power
     -0-

10)  Shared Dispositive Power
     -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     -0-

12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [ ]

13)  Percent of Class Represented by Amount in Row 9
     0.0%

14)  Type of Reporting Person
     CO


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 19, 1998


LEHMAN/SDI INC.
By:    /s/ Jennifer Marre
       ---------------------
Name:  Jennifer Marre
Title:  Secretary

CUSIP No.
867948101000

1)   Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Ltd. I Inc.
     13-3429418

2)   Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [X]
     (b)  [  ]


3)   SEC Use Only


4)   Source of Funds (see instructions)
     OO

5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)   Citizenship or Place of Organization
     Delaware

    Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power
     -0-

8)   Shared Voting Power
     -0-

9)   Sole Dispositive Power
     -0-

10)  Shared Dispositive Power
     -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     -0-

12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [ ]

13)  Percent of Class Represented by Amount in Row 9
     0.0%

14)  Type of Reporting Person
     CO



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 19, 1998


LEHMAN LTD I INC.
By:    /s/ Jennifer Marre
       ---------------------
Name:  Jennifer Marre
Title:  Secretary

Schedule 13D

Item 1.  Security and Issuer

          This statement relates to the Common Stock, par value $0.01 (the "Common Stock"), of SunSource Inc., a Delaware corporation ("SunSource"). The address of the principal executive offices of SunSource is 3000 One Logan Square, Philadelphia, PA 19103.

Item 2.  Identity and Background

          This statement is filed on behalf of the following entities:

          Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"), 3 World Financial Center
          200 Vesey Street
          New York, NY 10285

          Holdings through its domestic and foreign subsidiaries is a full-line securities firm and is the parent of Lehman/SDI, Inc. and Lehman Ltd. I Inc.

          Lehman Brothers Inc., a Delaware corporation ("LBI"),
          3 World Financial Center
          200 Vesey Street
          New York, NY 10285

          LBI is a wholly owned subsidiary of Holdings and is the parent of LB I Group Inc.

          LB I Group Inc., a Delaware corporation, ("LB I Group"), 3 World Financial Center
          200 Vesey Street
          New York, NY 10285

          LB I Group is a wholly owned subsidiary of LBI and is the General Partner of Lehman Brothers Capital Partners I.

          Lehman Brothers Capital Partners I, a Delaware limited partnership ("Capital Partners"),
          3 World Financial Center
          200 Vesey Street
          New York, NY 10285

          Capital Partners is a limited partnership.

          Lehman/SDI Inc., a Delaware corporation ("Lehman/SDI"),
          3 World Financial Center
          200 Vesey Street
          New York, NY 10285

          Lehman/SDI is a wholly owned subsidiary of Holdings.

          Lehman Ltd. I Inc., a Delaware corporation ("Lehman Ltd."), 3 World Financial Center
          200 Vesey Street
          New York, NY 10285

          Lehman Ltd. is a wholly owned subsidiary of Holdings.

          The names, residence or business addresses, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

          Neither the Reporting Persons nor to the best knowledge of the Reporting Persons nor any of the persons listed in Appendix A hereto have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference has been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of,or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source of Funds or Other Consideration

          See Item 4.

Item 4.   Purpose of Transaction

          Pursuant to an Underwriting Agreement dated March 19, 1997 by and among SunSource, Lehman Ltd., Lehman/SDI and Capital Partners, (the "Underwriting Agreement"), Lehman Ltd. sold an aggregate of 27,138 shares of Common Stock of SunSource, Capital Partners sold an aggregate of 922,925 shares of Common Stock of SunSource and Lehman/SDI sold an aggregate of 538,000 shares of Common Stock of SunSource as part of a public offering of an aggregate of 1,988,063 shares of Common Stock of SunSource, pursuant to the Registration Statement on Form S-2 (No.333-44733), to LBI, Robert W. Baird & Co. Incorporated, Furman Selz LLC and Legg Mason Wood Walker, Incorporated, for themselves and as Representatives of the several Underwriters named therein (the "Underwriters").

          LBI , on behalf of the individual limited partners of Capital Partners, holds 524,106 shares of the Common Stock of SunSource. These shares will be distributed to the individual limited partners of Capital Partners 90 days after completion of the offering.

          Lehman Ltd., Lehman/SDI and Capital Partners received $26.70 per share. LBI received customary and usual compensation and indemnification and contribution undertakings from SunSource as an underwriter.

Item 5.   Interest in Securities of the Issuer

          (a)       See Item 4.

          (b)       See Item 4.

          (c) LBI and other affiliates in the ordinary course of business as broker dealers, may have purchased and sold shares of Common Stock on behalf of their customers.

          (d) Neither the Reporting Persons nor to the best knowledge of the Reporting Persons nor any of the persons listed in Appendix A hereto know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than customers of Lehman Brothers over whose shares Lehman Brothers may have investment discretion.

          (e)       Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          See Item 4.

Item 7.   Material to be Filed as Exhibits.

          Form of  Underwriting  Agreement  incorporated by reference as
          Exhibit 1 to Registration Statement 333-44733.

                                                                      APPENDIX A
                          LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS



NAME / TITLE                                        BUSINESS ADDRESS

Michael L. Ainslie                           Lehman Brothers Holdings Inc.
Private Investor and former                     3 World Financial Center
President and Chief Executive                      New York, NY 10285
Officer of Sotheby's Holdings

John F. Akers                                Lehman Brothers Holdings Inc.
Retired Chairman of                             3 World Financial Center
International Business Machines                    New York, NY 10285
Corporation

Roger S. Berlind                             Lehman Brothers Holdings Inc.
Theatrical Producer                             3 World Financial Center
                                                   New York, NY 10285

Thomas H. Cruikshank                         Lehman Brothers Holdings Inc.
Retired Chairman and Chief                      3 World Financial Center
Executive Officer of Halliburton                    New York, NY 10285
Company

Richard S. Fuld, Jr.                           Lehman Brothers Holdings Inc.
Chairman and Chief Executive                     3 World Financial Center
Officer of Lehman Brothers Holdings                 New York, NY 10285
Inc.

Henry Kaufman                                  Lehman Brothers Holdings Inc.
President of Henry Kaufman &                     3 World Financial Center
Company, Inc.                                       New York, NY 10285

Hideichiro Kobayashi*                          Lehman Brothers Holdings Inc.
General Manager for the Americas                 3 World Financial Center
Nippon Life Insurance Co.                           New York, NY 10285

John D. Macomber                               Lehman Brothers Holdings Inc.
Principal of JDM Investment Group                3 World Financial Center
                                                    New York, NY 10285

Dina Merrill                                   Lehman Brothers Holdings Inc.
Actress and Director and Vice                    3 World Financial Center
Chairman of RKO Pictures, Inc.                     New York, NY 10285

                          LEHMAN BROTHERS HOLDINGS INC.

                               EXECUTIVE OFFICERS


NAME / TITLE                                          BUSINESS ADDRESS

Richard S. Fuld, Jr.                             Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer               3 World Financial Center
of Lehman Brothers Holdings Inc.                      New York, NY 10285

Jeremiah M. Callaghan                          Lehman Brothers Holdings Inc.
Chief of Operations and Technology                3 World Financial Center
                                                     New York, NY 10285

John L. Cecil
Chief Administrative Officer                   Lehman Brothers Holdings Inc.
                                                  3 World Financial Center
                                                     New York, NY 10285

Thomas A. Russo                                Lehman Brothers Holdings Inc.
Chief Legal Officer                               3 World Financial Center
                                                     New York, NY 10285

Charles B. Hintz                               Lehman Brothers Holdings Inc.
Chief Financial Officer                           3 World Financial Center
                                                     New York, NY 10285

-----
All above individuals are citizens of the United States except those individuals with an * who are citizens of Japan.

                              LEHMAN BROTHERS INC.

                               BOARD OF DIRECTORS



NAME                                                BUSINESS ADDRESS

Roger S. Berlind                                  Lehman Brothers Inc.
Theatrical Producer                             3 World Financial Center
                                                   New York, NY 10285

Howard L. Clark, Jr.                              Lehman Brothers Inc.
Vice Chairman                                   3 World Financial Center
                                                   New York, NY 10285

Frederick Frank                                   Lehman Brothers Inc.
Vice Chairman                                   3 World Financial Center
                                                    New York, NY 10285

Richard S. Fuld, Jr.                               Lehman Brothers Inc.
Chairman and Chief Executive                     3 World Financial Center
Officer of Lehman Brothers Holdings                 New York, NY 10285
Inc.

Charles B. Hintz                                   Lehman Brothers Inc.
Chief Financial Officer                          3 World Financial Center
                                                    New York, NY 10285

Harvey M. Krueger                                  Lehman Brothers Inc.
Vice Chairman                                    3 World Financial Center
                                                    New York, NY 10285

Bruce R. Lakefield *                               Lehman Brothers Inc.
Director                                         3 World Financial Center
                                                    New York, NY 10285

Sherman R. Lewis, Jr.                              Lehman Brothers Inc.
Vice Chairman                                    3 World Financial Center
                                                    New York, NY 10285

-----
Above individuals are citizens of the United States except those individuals with an * who are citizens of the United Kingdom.

                              LEHMAN BROTHERS INC.

                               EXECUTIVE OFFICERS


NAME / TITLE                                          BUSINESS ADDRESS

Richard S. Fuld                                     Lehman Brothers Inc.
Chairman & Chief Executive Officer of             3 World Financial Center
Lehman Brothers Holdings Inc.                        New York, NY 10285

Jeremiah M. Callaghan                               Lehman Brothers Inc.
Chief of Operations and Technology                3 World Financial Center
                                                     New York, NY 10285

John L. Cecil                                       Lehman Brothers Inc.
Chief Administrative Officer                      3 World Financial Center
                                                     New York, NY 10285

Thomas A. Russo                                     Lehman Brothers Inc.
Chief Legal Officer                               3 World Financial Center
                                                     New York, NY 10285

Charles B. Hintz                                    Lehman Brothers Inc.
Chief Financial Officer                           3 World Financial Center
                                                     New York, NY 10285


-----
Above individuals are citizens of the United States.

                                 LEHMAN/SDI INC.

                               BOARD OF DIRECTORS

NAME                                                  BUSINESS ADDRESS

Eliot M. Fried                                      Lehman Brothers Inc.
Managing Director                                 3 World Financial Center
                                                     New York, NY 10285

Henri I. Talerman                                   Lehman Brothers Inc.
Managing Director                                 3 World Financial Center
                                                     New York, NY 10285




                                 LB I GROUP INC.

                               BOARD OF DIRECTORS

NAME                                                  BUSINESS ADDRESS

Eliot M. Fried                                      Lehman Brothers Inc.
Managing Director                                 3 World Financial Center
                                                     New York, NY 10285

David Goldfarb                                      Lehman Brothers Inc.
Controller                                        3 World Financial Center
                                                     New York, NY 10285

Allan S. Kaplan                                     Lehman Brothers Inc.
Managing Director                                 3 World Financial Center
                                                     New York, NY 10285



                               LEHMAN LTD. I INC.

                               BOARD OF DIRECTORS

NAME                                                  BUSINESS ADDRESS

Eliot M. Fried                                      Lehman Brothers Inc.
Managing Director                                 3 World Financial Center
                                                     New York, NY 10285


-----
Above individual is a citizen of the United States.

                                                                      APPENDIX B

Fulco v. Continental Cablevision. This civil action was brought in the United States District Court for the District of Massachusetts alleging a violation of Rule 10b(5) for a material omission in the disclosure documents related to a 1989 partnership roll-up in which Shearson Lehman Brothers rendered a fairness opinion. The jury rendered a verdict in 1993 jointly against Shearson Lehman Brothers and Continental Cablevision, the issuer, for a total of $4.6 million. The case was settled shortly thereafter.

Lehman Brothers has been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by Lehman Brothers consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the Schedule D to Lehman Brother's Form BD filed with the Securities and Exchange Commission, which descriptions are hereby incorporated by reference.